UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                            GLENROSE INSTRUMENTS INC.
                               -----------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                         -----------------------------
                         (Title of Class of Securities)

                                Not Applicable
                                  ---------
                                (CUSIP Number)

                              Gregory D. Hitchan
                         Blum Capital Partners, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 July 25, 2008
                                 --------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 10




CUSIP NO. Not Applicable         SCHEDULE 13D                     Page 2 of 10


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                 BLUM STRATEGIC PARTNERS IV, L.P.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)       26-0588744
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       1,714,286**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  1,714,286**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,714,286**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                35.5%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5


                                  * * * * * *




CUSIP NO. Not Applicable        SCHEDULE 13D                     Page 3 of 10


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC GP IV, L.L.C.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)      26-0588693
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      1,714,286**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 1,714,286**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,714,286**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               35.5%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * * *




CUSIP NO. Not Applicable        SCHEDULE 13D                     Page 4 of 10


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM STRATEGIC GP IV, L.P.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)      26-0588732
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       1,714,286**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 1,714,286**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,714,286**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                35.5%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              PN

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * * *




CUSIP NO. Not Applicable       SCHEDULE 13D                     Page 5 of 10


Item 1.  Security and Issuer
----------------------------

This Schedule 13D relates to shares of common stock, $0.01 par value per share (the "Common Stock") and 4% Convertible Debentures Due 2013
("Debentures") of GlenRose Instruments Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 45 First Avenue, Waltham, Massachusetts 02451.

Item 2.  Identity and Background
--------------------------------

This Schedule 13D is being filed by Blum Strategic GP IV, L.L.C., a Delaware limited liability company ("Blum GP IV"), whose principal business is acting as the general partner of Blum Strategic GP IV L.P., a Delaware limited partnership ("Blum GP IV LP"), whose principal business is acting as the general partner of Blum Strategic Partners IV, L.P., a Delaware limited partnership ("Blum Strategic IV") whose principal office is 909
Montgomery Street, Suite 400, San Francisco, California 94133.

The principal business office address of Blum GP IV and Blum GP IV LP is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the managing members and members of Blum GP IV, their addresses, citizenship and principal occupations are as follows:

Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Richard C. Blum      909 Montgomery St.       USA       President & Chairman,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Nils Colin Lind      909 Montgomery St.       USA &     Managing Partner,
Managing Member      Suite 400                Norway    Blum LP
                     San Francisco, CA 94133

John H. Park         909 Montgomery St.       USA       Partner,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Gregory L. Jackson   909 Montgomery St.       USA       Partner,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Jane J. Su           909 Montgomery St.       USA       Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

David H.S. Chung     909 Montgomery St.       USA       Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Nadine Terman        909 Montgomery St.       USA       Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133


CUSIP NO. Not Applicable       SCHEDULE 13D                     Page 6 of 10



Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------
Gregory D. Hitchan    909 Montgomery St.        USA        Partner, Chief
Managing Member       Suite 400                            Operating Officer,
                      San Francisco, CA 94133              General Counsel &
                                                           Secretary
                                                           Blum LP

Marc T. Scholvinck    909 Montgomery St.        USA        Partner & Chief
Member                Suite 400                            Financial Officer,
                      San Francisco, CA 94133              Blum LP

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Considerations
-----------------------------------------------------------

The source of funds for the purchases of securities was the working capital of Blum Strategic IV.

Item 4.  Purpose of Transaction
-------------------------------

The Issuer reported, in its Form 8-K dated July 29, 2008, that on July 25, 2008, it entered into subscription agreements with four (4) investors for the sale of the Debentures (the "Private Placement") in the aggregate principal amount of $14,875,000. As part of the Private Placement, Blum Strategic IV acquired $12 million in aggregate principal amount of the Debentures pursuant to a Subscription Agreement, dated July 25, 2008, between Blum Strategic IV and the Issuer. A form of such agreement is attached hereto as Exhibit B (the "Subscription Agreement"). For details concerning the Debentures, see the "4% Convertible Debenture Due 2013", attached hereto as Exhibit C.

The Debentures bear interest at 4%, payable quarterly in cash, and mature on July 25, 2013. They are convertible, at the option of Blum Strategic IV, at any time on or prior to maturity, into shares of Common Stock at an initial conversion price equal to $7.00 per share.

In the event that the Reporting Persons convert the Debentures into shares of Common Stock, the Reporting Persons would own approximately 35.5% of the Common Stock. See also Item 5 below.

In connection with the Subscription Agreement, Blum Strategic IV entered into an Investor Rights Agreement, dated July 25, 2008 (the "Rights Agreement" attached hereto as Exhibit D) with the Issuer. The Rights Agreement provides



CUSIP NO. Not Applicable       SCHEDULE 13D                     Page 7 of 10


Blum Strategic IV with certain registration rights for all of the shares of Common Stock they would own upon conversion of the Debentures subject to certain conditions. Pursuant to the Rights Agreement, Blum Strategic IV is subject to certain transfer restrictions and agreed not to sell, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any shares of Common Stock for a period not to exceed one hundred eighty (180) days following the effective date of certain registrations of the Issuer's Common Stock.

Additionally, pursuant to the Rights Agreement, Blum Strategic IV shall have the right to nominate one nominee to the Issuer's board of directors ("Board Designee") so long as the Reporting Persons beneficially own at least $6 million principal amount of the Debentures or 857,143 shares of Common Stock. John H. Park, who is a managing member of Blum GP IV, was appointed as the initial Board Designee and became a member of the board of directors of the Issuer on July 30, 2008.

The purpose of the acquisition of Debentures is for investment, and the acquisitions of the Debentures were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Issuer's securities, other than as set forth above, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Issuer securities or Common Stock or dispose of any or all of its Issuer securities or Common Stock depending upon an ongoing evaluation of the investment, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to, its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

Except as disclosed herein, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of
Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The information set forth in this Item 4 is qualified in its entirety by reference to the full text of the Subscription Agreement (Exhibit B hereto), the 4% Convertible Debenture Due 2013 (Exhibit C hereto), and the Rights Agreement (Exhibit D hereto), each of which is incorporated by reference herein in its entirety.





CUSIP NO. Not Applicable         SCHEDULE 13D                    Page 8 of 10



Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a), (b) According to the Issuer's Form 10-Q filed with the Securities and Exchange Commission on July 25, 2008, there were 3,117,647 shares of Common Stock issued and outstanding as of March 30, 2008. In the event that the Reporting Persons converted the Debentures into Common Stock, the Reporting Persons would be deemed to have beneficial ownership of an aggregate of 1,714,286 shares of the Common Stock, and the Issuer would be deemed to have 4,831,933 shares of Common Stock issued and outstanding. The Reporting Persons would thus be deemed to have beneficial ownership of approximately 35.5% of the Common Stock.

Voting and investment power concerning the above securities are held solely by Blum GP IV. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 1,714,286 shares of the Common Stock, which is 35.5% of the outstanding Common Stock. The filing of this Schedule shall not be construed as an admission that any of the managing members and members of Blum GP IV and Blum GP IV LP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by Blum GP IV LP, or Blum GP IV.

(c) The Reporting Persons have not engaged in any transactions involving Common Stock or securities of the Issuer in the last 60 days other than the transaction described in Item 4 above.

(d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except (i) as previously disclosed herein, or (ii) the Subscription Agreement, the 4% Convertible Debenture Due 2013, and the Rights Agreement, which are attached hereto as Exhibits B, C and D, respectively.


                           * * * * * *














CUSIP NO. Not Applicable        SCHEDULE 13D                    Page 9 of 10


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A - Joint Filing Undertaking
Exhibit B - Subscription Agreement
Exhibit C - 4% Convertible Debenture Due 2013
Exhibit D - Investor Rights Agreement

                                  * * * * * *





CUSIP NO. Not Applicable        SCHEDULE 13D                    Page 10 of 10


                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 4, 2008



BLUM STRATEGIC GP IV, L.L.C.          BLUM STRATEGIC GP IV, L.P.
                                      By:  Blum Strategic GP IV, L.L.C.,
                                           its General Partner


By: /s/ Gregory D. Hitchan              By:  /s/ Gregory D. Hitchan
    ---------------------------------     ---------------------------------
     Gregory D. Hitchan                   Gregory D. Hitchan
     Managing Member                      Managing Member



BLUM STRATEGIC PARTNERS IV, L.P.
By:  Blum Strategic GP IV, L.P.,
     its General Partner
By:  Blum Strategic GP IV, L.L.C.'
     its General Partner



By: /s/ Gregory D. Hitchan
    ---------------------------------
     Gregory D. Hitchan
     Managing Member






                                  * * * * * *




CUSIP NO. Not Applicable        SCHEDULE 13D                      Page 1 of 1

                                   Exhibit A

                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  August 4, 2008


BLUM STRATEGIC GP IV, L.L.C.          BLUM STRATEGIC GP IV, L.P.
                                      By:  Blum Strategic GP IV, L.L.C.,
                                           its General Partner


By: /s/ Gregory D. Hitchan              By:  /s/ Gregory D. Hitchan
    ---------------------------------     ---------------------------------
     Gregory D. Hitchan                   Gregory D. Hitchan
     Managing Member                      Managing Member



BLUM STRATEGIC PARTNERS IV, L.P.
By:  Blum Strategic GP IV, L.P.,
     its General Partner
By:  Blum Strategic GP IV, L.L.C.'
     its General Partner



By: /s/ Gregory D. Hitchan
    ---------------------------------
     Gregory D. Hitchan
     Managing Member